Exhibit 99.1

Bright Scholar Announces ADS Ratio Change

FOSHAN, China, August 8, 2022 /PRNewswire/ – Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced that it will change the ratio of its American Depositary Shares ("ADSs") to Class A ordinary shares from one (1) ADS representing one (1) Class A ordinary share to one (1) ADS representing four (4) Class A ordinary shares.

For Bright Scholar's ADS holders, this ratio change will have the same effect as a 1-for-4 reverse ADS split. There will be no change to Bright Scholar's Class A ordinary shares. Furthermore, no physical action by ADS holders will be required to effect the ratio change, as the change will be effected on the books of the depositary. The effect of the ratio change on the ADS trading price on the New York Stock Exchange is expected to take place at the open of business on August 19, 2022 (U.S. Eastern Time). Any fractional ADSs will be sold and the net proceeds from the sale of fractional ADSs will be distributed to the holders entitled thereto.

As a result of the change in the ADS ratio, the ADS price is expected to increase proportionally, although Bright Scholar can give no assurance that the ADS price after the change in the ADS ratio will be equal to or greater than four times the ADS price before the change.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507